

February 2, 2011

Mr. Dennis R. Woods
Chief Executive Officer
United Security Bancshares.
2126 Inyo Street
Fresno, California 93721

Re: United Security Bancshares.
Form 10-K for the year ended December 31, 2009
File No. 000-32987

Dear Mr. Woods:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael R. Clampitt
Senior Attorney